September 27, 2022

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	111, Inc. Annual Report on Form 20-F Filed April 29, 2022 File No. 001-38639

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Jennie Beysolow and Erin Jaskot:

This letter sets forth the responses of 111, Inc. (“111” or the “Company”) to the comments (the “Comments”) the Company received from the Securities and Exchange Commission (the “Commission”) in a letter dated September 8, 2022.

For your convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Annual Report”) (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”), subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2022 Annual Report.

Annual Report on Form 20-F filed April 29, 2022
Introduction, page 1
1. We note that your definition of China and the PRC excludes Hong Kong, Macau and Taiwan. Revise your definition and disclosure to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the definition of “China” and “PRC” in its 2022 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

“China” or “PRC” refers to the People’s Republic of China; ~~excluding, for the purposes of this annual report only,~~ and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong, Macau and Taiwan;

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to revise the statements under the heading “D. Risk Factors” as follows and make conforming disclosures in the 2022 Annual Report:

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Unless otherwise indicated, all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

Item 3, Key Information, page 3

2. We note your disclosure on page 3 that you are “a Cayman Islands holding company and currently conduct [your] operations in China through [your] PRC subsidiaries.” Please revise to disclose prominently that you are not a Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Additionally, provide a cross-reference to your detailed discussion of the risks facing the company if China were to change the rules and regulations regarding foreign ownership in the industry in which the company operates.

Response

In response to the Staff’s Comments, the Company respectfully advises the Staff that it intends to amend the disclosures on page 3 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

111, Inc. is a Cayman Islands holding company with no operations of its own. 111, Inc. ~~and~~ currently conducts its operations in China through its PRC subsidiaries. Investors in our ADSs should note that they are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our operating subsidiaries. The Chinese government may intervene or influence our operations at any time, or may exert more control over foreign investment in China-based issuers, and rules and regulations regarding foreign ownership in our industry are evolving, which could result in a material change in our operations and/or the value of our securities.

111, Inc. ~~We~~ historically operated its ~~our~~ business through its PRC subsidiary, 1 Pharmacy Technology (Shanghai) Co., Ltd. (“1 Pharmacy Technology”), as well as the contractual arrangements with variable interest entities, or VIEs, based in the PRC, namely Guangdong Yihao Pharmacy Co., Ltd. (“Yihao Pharmacy”), Guangdong Yihao Pharmaceutical Chain Co., Ltd. (“Yihao Pharmaceutical Chain”) and Shanghai Yaowang E-Commerce Co., Ltd. (“Shanghai Yaowang”) in which we did not directly own any equity interests. Shanghai Yaowang is directly wholly owned by Yihao Pharmaceutical Chain, which is directly wholly owned by Yihao Pharmacy. In February 2022, we terminated the contractual arrangements between 1 Pharmacy Technology and the VIEs, and Mr. Yue Xuan and Ms. Jing Liu, who were the shareholders of Yihao Pharmacy, transferred their equity interests in Yihao Pharmacy to 1 Pharmacy Technology. Following such termination and share transfer, all of the VIEs became our subsidiaries in which we hold direct equity ownership interests. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company.” As used in this annual report, “we,” “us,” “our company,” “our,” or “111” refers to 111, Inc. and its subsidiaries, and, in the context of describing our consolidated financial information, business operations and operating data for the periods preceding the termination of the foregoing contractual arrangements, the previous VIEs.

The Company respectfully advises the Staff that, as indicated on page 3 of the 2021 Annual Report, the Company terminated its VIE structure in February 2022, following which all of the VIEs became the Company’s subsidiaries. Since February 2022, the Company has been holding equity ownership interests in its operating subsidiaries in China. Therefore, the risks relating to the VIE structure including risk that the Chinese regulatory authorities could disallow such structure, no longer apply to the Company.

3. Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE throughout the document. In this regard, we note for example, on page 125, references to “our variable interest entities.”

Response

The Company respectfully advises the Staff that, as indicated on page 3 of the 2021 Annual Report, the Company terminated its VIE structure in February 2022, following which all of the VIEs became the Company’s subsidiaries. The Company respectfully advises the Staff that it intends to use “the variable interest entity” or “the VIE” (as opposed to “we,” “our variable interest entity” or “our VIE”) when describing activities or functions of the entities that were previously consolidated through the VIE structure in its future filings.

4. Please revise to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website. Please make similar revisions in your related risk factor, and include a cross-reference here to your risk factor discussion.

Response

In response to the Staff’s Comments, the Company intends to revise the disclosure on page 4 in the 2021 Annual Report as follows to (i) state that it has been included on the conclusive list of issuers identified under the HFCAA on our website; and (ii) the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC on August 26, 2022, and make conforming disclosures in the 2022 Annual Report:

Implication of the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditors are subject to the determinations. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is currently not inspected by the PCAOB. Final rules implementing the submission and disclosure requirements in the HFCAA were adopted by the SEC on December 2, 2021. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. The PCAOB is currently unable to inspect our auditors in relation to their audit work performed for our financial statements and inability of the PCAOB to conduct inspections over our auditors deprives our investors with the benefits of such inspections. On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023. On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Such identification and other efforts under the HFCAA to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. For the details of the risks associated with the enactment of the HFCAA, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

The Company also intends to revise the risk factor under “Item 3. Key Information—3.D. Risk Factor—Risks Related to Doing Business in China—Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment” of the 2021 Annual Report in its 2022 Annual Report as follows:

Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected.

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. ~~We anticipate being added to the list shortly after the filing of this annual report.~~ On May 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. However ~~Additionally~~, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the NASDAQ and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

5. Please expand your disclosure on page four to state whether any transfers, dividends, or distributions have been made to date by the holding company to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response

In response to this Comment 5 as well as Comments 7 and 12, the Company intends to revise the disclosure on pages 4 and 5 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Transfer of Funds and Other Assets through Our Organization

~~111, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”~~

Under relevant PRC laws and regulations, a Cayman Islands holding company and its subsidiaries are permitted to remit funds to the VIEs through loans, working capital support or payments for intra-group trades of goods rather than capital contributions, subject to approval or fling process from the competent governmental authorities. Prior to the termination of the VIE structure in February 2022, we were not able to make direct capital contribution to the VIEs because we controlled the VIEs through contractual arrangements, as opposed to equity ownership. Instead, prior to the termination of the VIE structure in February 2022, 111, Inc. and its subsidiaries (i) ~~have~~ transferred cash to the VIEs as working capital support; and (ii) made payments to, or received payments from, the VIEs for intra-group trades of goods. In 2019, 2020 and 2021, 111, Inc. and its subsidiaries made net payments as working capital support to the VIEs of RMB195.1 million, RMB532.3 million and RMB760.3 million, respectively. In addition, the VIEs received net payments from 111, Inc. and its subsidiaries of RMB30.5million and RMB140.1 million, respectively, in 2019 and 2021 and made net payment of RMB78.5 million to 111, Inc. and its subsidiaries in 2020, as part of the foregoing intra-group trades of goods.

As of the date of this annual report, through its intermediate holding company, 111, Inc. had made cumulative capital contributions of US$342.5 million to 111, Inc.’s PRC subsidiaries. These funds have been used by such PRC subsidiaries mainly for their business operations. As of December 31, 2021, the loan balance 1 Pharmacy Technology made to the VIEs’ nominee shareholders under the contractual arrangements with the VIEs was nil.

Prior to the termination of the VIE structure in February 2022, the VIEs might transfer cash to 1 Pharmacy Technology by paying service fees pursuant to the contractual arrangements through which we controlled the VIEs. For the years ended December 31, 2019, 2020 and 2021, the payment of service fees from the VIEs to 1 Pharmacy Technology amounted to nil, RMB112.6 million and RMB728.5 million, respectively. There were no other assets transferred between the VIEs, on one hand, and 111, Inc. and its subsidiaries, on the other hand, in 2019, 2020 and 2021. In 2019, 2020 and 2021, no dividends or distributions were made to 111, Inc. by its subsidiaries.

Our PRC subsidiaries are permitted to pay dividends to their shareholders, and eventually to 111, Inc., only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such payment of dividends by entities registered in China is subject to limitations, which could result in limitations on the availability of cash to fund dividends or make distributions to shareholders of our securities. For example, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” For the years ended December 31, 2019, 2020 and 2021, the dividends that 111, Inc. received from its subsidiaries amounted to nil, nil and nil, respectively.

111, Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends to investors in the near future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” in this annual report.

We have adopted cash management policies, pursuant to which each transfer of funds among 111, Inc. and its subsidiaries is subject to our internal approval process. The internal process for cash management includes handling, depositing, receiving, transferring safeguarding, and documentation and recording of cash assets. Based on the specific amount of each transfer of funds and the uses of funds, requisite internal approval must be obtained prior to each funds transfer. Furthermore, the funds will be transferred in accordance with the applicable PRC laws and regulations discussed in this section.

The Company respectfully requests not to disclose the condensed consolidating schedule in the 2021 Annual Report and future Form 20-F filings due to the reasons discussed in more detail in the Company’s responses to Comment 12.

6. We note your disclosure on page 5 regarding restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or you PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Provide cross-references to these other discussions here, and in your summary risk factors and risk factors sections, as well.

Response

In response to the Staff’s Comments, the Company intends to revise the disclosure on pages 5 and 6 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

In the future, if and when we become profitable, 111, Inc.’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to 111, Inc. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (the “SAFE”) or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to 111, Inc. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of 111, Inc. or its subsidiaries by the PRC government to transfer cash or assets. For further details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 4. Information on the Company—B. Business Overview— Regulations— Relating to Foreign Exchange and Dividend Distributions.”

For PRC and United States federal income tax consideration of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

The Company also intends to revise the following risk factor titled “[w]e rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 34 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us, which may restrict our ability to satisfy our liquidity requirements. Investors in our securities should note that, to the extent cash in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of 111, Inc. or its subsidiaries by the PRC government to transfer cash. For more information, see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors” and “Item 4. Information on the Company—B. Business Overview— Regulations— Relating to Foreign Exchange and Dividend Distributions.”

Under PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, Chinese entities are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of their registered capital. These reserve funds are not distributable as cash dividends.

At the end of 2016, the People’s Bank of China, or PBOC, and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore Renminbi Loans Provided by Domestic Enterprises, in November 2016, which provides that offshore Renminbi loans provided by a domestic enterprise to offshore enterprises that are its affiliates in equity shall not exceed a certain amount that is equal to the most recent audited owner’s equity multiplied by a ratio determined by the PBOC, and may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions or payment may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions or make payments to their respective shareholders ~~us~~ could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

7. To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. In this regard, we note your disclosure on pages 4-5 regarding transfer of funds prior to the termination of the VIE structure and cumulative capital contributions made as of the date of this document. Provide a cross-reference to the discussion of this issue elsewhere in this document, as applicable.

Response

Please refer to our responses to Comment 5 and the proposed disclosure thereunder.

The Company also intends to add the following paragraph at the end of the disclosure on page 95 under the heading “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”:

We have adopted cash management policies to govern transfers of funds among 111, Inc. and its subsidiaries. For details, see “Item 3. Key Information—Transfer of Funds and Other Assets through Our Organization.”

8. Please expand your disclosure to provide early in the discussion a diagram of your company’s corporate structure, similar to that provided on page 84. Identify the person or entity that owns the equity in each depicted entity.

Response

In response to the Staff’s Comments, the Company intends to add the following diagram of the Company’s current corporate structure under “Item 3. Key Information” of the 2022 Annual Report. The Company has identified the person or entity that owns the equity in each depicted entity.

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

In addition, the Company intends to add the following footnote to reference the entity “111, Inc.” in the diagram:

For more details regarding the persons or entities that own 111, Inc., see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

9. We note your summary of risks about “Risks Related to Doing Business in China” on page 7. Please revise to describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please provide a cross-reference to the relevant individual detailed risk factor for each summary risk factor.

Response

In response to the Staff’s comments, the Company intends to revise the disclosures on pages 4, 5 and 6 of the 2021 Annual Report and make conforming disclosures in the 2022 Annual Report. For details, see the Company’s responses to Comments 5 and 6 above and Comment 11 below.

In addition, the Company respectfully advises the Staff that it intends to revise the disclosure on pages 7 and 8 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We face various legal and operational risks and uncertainties associated with being based in and having the majority of our operations in China. The PRC government has significant authority to intervene with or exert influence on the ability of a China-based company, like us, to conduct its business and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We also face risks associated with recent statements and regulatory actions by the PRC government, including those related to regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors.

Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings.

Risks Related to Our Business and Industry

•     We are subject to extensive and evolving regulatory requirements, non-compliance with which, or changes in which, may materially and adversely affect our business and prospects. For details, see page 8 of this annual report.

•     Our business, financial condition and results of operations may be materially and adversely affected if we are unable to compete effectively in the PRC general health and wellness market, and we may fail to sufficiently and promptly respond to rapid changes in government regulations, treatment of diseases and customer preferences. For details, see page 9 of this annual report.

•     We may not be able to manage the growth of our business and our expansion plans and operations or implement our business strategies on schedule or within our budget, or at all. For details, see page 9 of this annual report.

•     We have incurred operating losses in the past, and may not be able to achieve or maintain profitability in the future. For details, see page 10 of this annual report.

•     Our pharmaceutical retail and wholesale businesses are subject to a variety of risks, which may have a material and adverse effect on our business, financial condition and results of operations. For details, see page 10 of this annual report.

•     Our business generates and processes a large amount of data, and complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to changes and uncertain interpretations, and any failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business. For details, see page 11 of this annual report.

•     Our failure to properly manage various participants in our ecosystem may materially and adversely affect our business. For details, see page 4 of this annual report.

•     Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects. For details, see page 12 of this annual report.

•     We may become subject to product liability and medical liability claims, which could cause us to incur significant expenses and be liable for significant damages if not covered by insurance. For details, see page 13 of this annual report.

•     If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC could be materially impaired. Even if we complete the STAR Market listing, we may not achieve the results contemplated by our business strategy and our strategy for growth in the PRC may not result in increase in the trading price of our ADSs. For details, see page 14 of this annual report.

Risks Related to Doing Business in China

•     Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. For details, see page 28 of this annual report.

•     Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us. For details, see page 28 of this annual report.

•     The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas. For details, see page 29 of this annual report.

•     We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of pharmaceutical and healthcare industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. For details, see page 4 of this annual report.

•     We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. For details, see page 31 of this annual report.

•     Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For details, see page 40 of this annual report.

Risks Related to American Depositary Shares

•      The trading price for the ADSs may be volatile. For details, see page 41 of this annual report.

•     Techniques employed by short sellers may drive down the trading price of the ADSs. For details, see page 42 of this annual report.

•     Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. For details, see page 43 of this annual report.

•     The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs. For details, see page 43 of this annual report.

10. We note your disclosure on page 6 that your PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are “material for the business operations of [y]our subsidiaries in China.” The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response

In response to the Staff’s Comments, the Company intends to revise the disclosure on page 6 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, except as disclosed in this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are ~~material~~ necessary for the business operations of our subsidiaries in China, including, among others, the EDI License, Pharmaceutical Operation License, the Record-Filing Certificate for Business Operations of Class II Medical Devices, Permit for Business Operations of Class III Medical Devices, Internet Drug Information Service Qualification Certificate, License for Practicing of Medical Institutions, and Food Business License. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we or any of our PRC subsidiaries is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such licenses, permits, filings or approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such licenses, permits, filings or approvals in the future, we may be unable to obtain them in a timely manner, or at all, and such licenses, permits, filings or approvals may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business, or any non-compliance with relevant laws and regulations, may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

11. You disclose on page 6 that you may be required to obtain permissions from the CSRC or the CAC in connection with any future offering and listing in an overseas market. Please revise to state affirmatively whether you or your subsidiaries are required to obtain permissions from the CSRC or the CAC in order to offer securities to foreign investors. To the extent that you believe such permissions or approvals are not required, please disclose the basis on which you made that determination. Please also state affirmatively whether any permissions or approvals have been denied. Additionally, we note your disclosure about consequences to you and your investors if you or your subsidiaries fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing. Please expand your disclosure to describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response

In response to the Staff’s Comments, the Company intends to revise the paragraphs under the heading “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations” on page 6 of the 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

~~Furthermore, under current PRC laws, regulations and regulatory rules, we may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing in an overseas market. As of the date of this annual report, we have not been subject to any cybersecurity review made by the CAC. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.~~ On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority, and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities. These opinions call for strengthened regulation over illegal securities activities and supervision on overseas listings by China-based companies and propose to take effective measures, such as promoting the development of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As of the date of this annual report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage. On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. The domestic enterprises should submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets, and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintaining the listing status of our ADSs and/or other securities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC regulatory authorities required for overseas listings and securities offerings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC in this regard.

Our PRC legal counsel has advised us that, based on their understanding of the currently effective PRC laws and regulations as of the date of this annual report, we are not required to obtain any prior approval or permission from the CSRC or CAC for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them.

Furthermore, if the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas.”

Additionally, the Company intends to revise the paragraphs under the heading “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations” on page 6 of the 2021 Annual Report to describe the consequences if the Company or its PRC subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future, and make conforming disclosures in the 2022 Annual Report. See the Company’s responses to Comment 10.

12. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response

The Company respectfully submits that its VIE structure was terminated in February 2022, following which the Company has been holding direct equity ownership interests in its operating subsidiaries in China. Therefore, the Company believes that the disclosure of a condensed consolidating schedule which is intended to depict the financial materiality of the VIEs relative to the Company would not provide investors with material additional information in evaluating the Company’s financial condition and performance, while the preparation of such condensed consolidating schedule is expected to create a disproportionate burden on the Company. In any event, given that its VIE structure has been terminated, the Company believes its enhanced disclosures regarding cash transferred between 111, Inc., its subsidiaries and the VIEs (as proposed as part of the Company’s responses to Comment 5), together with the existing disclosure on page F-13 of the 2021 Annual Report, would provide investors with sufficient information to evaluate the nature of assets held by, and the operations of, the VIEs for the historical periods prior to the termination of the VIE structure presented in the 2021 Annual Report. Based on the foregoing, the Company respectfully requests not to disclose the condensed consolidating schedule in the 2021 Annual Report and future Form 20-F filings.

Uncertainties in the interpretation and enforcement of PRC laws, page 28

13. Please revise this risk factor to explain that the risk that Chinese government may intervene or influence your operations at any time could result in a material change in your operations and/or the value of the securities you are registering.

Response

In response to the Staff’s Comments, the Company intends to revise the relevant risk factor on page 28 of its 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Uncertainties in the interpretation and enforcement of PRC laws and regulations and sudden or unexpected changes in policies, laws and regulations in China could limit the legal protections available to us.

~~The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.~~ The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that affected our industry, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has also recently published new regulations and guidance to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. We cannot assure you that we will be able to comply with these new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The approval, filing or other requirements of the China Securities Regulatory Commission..., page 29

14. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and any future offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Staff’s Comments, the Company intends to replace the third and fourth paragraphs of the risk factor titled “[t]he approval, filing or other requirements of the China Securities Regulatory Commission or other PRC government authorities may be required under PRC law in connection with our issuance of securities overseas” on page 30 of the 2021 Annual Report with the following disclosure and make conforming disclosures in the 2022 Annual Report:

~~In addition, in December 2021, the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect in February 2022. Pursuant to the Cybersecurity Review Measures, (i) if the relevant activity affects or may affect national security, a CIIO that purchases network products and services, or an internet platform operator that conducts data process activities, shall be subject to the cybersecurity review, (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange, and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As the Cybersecurity Review Measures was newly issued, there remain uncertainties as to how it would be interpreted and enforced, and to what extent it may affect us.~~

~~If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above-referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies.~~

On January 4, 2022, the CAC published the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and repealed the Cybersecurity Review Measures promulgated on April 13, 2020. The Revised Cybersecurity Review Measures provide that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public listing in a foreign country. As of the date of this annual report, no detailed interpretation or implementation rules of the Revised Cybersecurity Review Measures have been issued by any authority and it remains unclear as to whether the relevant requirements will be applicable to companies that are already listed in the United States, including us. The Revised Cybersecurity Review Measures further provide that “critical information infrastructure operators” that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security, and relevant governmental authorities in the PRC may initiate cybersecurity review if they determine that an operator’s network products or services or data processing activities affect or may affect national security. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have performed under the PRC cybersecurity laws and regulations. We cannot predict the impact of the Revised Cybersecurity Review Measures at this stage, and we will closely monitor and assess any development in the rule-making process. As of the date of this annual report, we have not been involved in any investigations or become subject to a cybersecurity review initiated by the CAC based on the Cybersecurity Review Measures, and we have not received any inquiry, notice, warning, sanctions in such respect or any regulatory objections to our listing status from the CAC.

Our PRC legal counsel has advised us that, based on their understanding of the currently effective PRC laws and regulations as of the date of this annual report, we are not required to obtain any prior approval or permission from the CSRC or CAC for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them.

Furthermore, if the CSRC, the CAC or other regulatory agencies later require that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations affecting our operations could limit our ability to attract new customers and/or users and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Our ADSs may be delisted and our ADSs and Class A ordinary shares..., page 40

15. Please revise this risk factor, including the title, to state that if the Accelerating Holding Foreign Companies Accountable Act is enacted, it would decrease the period of time in which your ADSs may be prohibited from trading or delisted from three years to two years.

Response

The Company further respectfully directs the Staff to “Item 3. Key Information – 3.D. Risk Factors – The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be prohibited from over-the-counter trading or delisted. If this bill were enacted, our ADS could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023” on pages 40 to 41 of its 2021 Annual Report for a detailed discussion of risks associated with the Accelerating Holding Foreign Companies Accountable Act.

In response to the Staff’s Comments, the Company intends to revise the first risk factor on page 40 of its 2021 Annual Report as follows and make conforming disclosures in the 2022 Annual Report:

Our ADSs may be delisted and our ADSs and Class A ordinary shares may be prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024, or in 2023 if the Accelerating Holding Foreign Companies Accountable Act is enacted. If this happens there is no certainty that we will be able to list our ADSs or Class A ordinary shares on a non-U.S. exchange or that a market for our ADSs or Class A ordinary shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024, or in 2023 if the Accelerating Holding Foreign Companies Accountable Act is enacted.

On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.

On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected.

In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCAA” indicating that those companies are now formally subject to the delisting provisions if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on factors out of our and our auditor’s control. If our auditor is unable to be inspected in time, we could be delisted from the NASDAQ and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. In addition, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to 111, Inc.’s Annual Report on Form 20-F, please contact the undersigned or Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,
111, Inc.

By:	/s/ Junling Liu
Name: Junling Liu
Title: Chief Executive Officer

cc:	Li He, Esq. Kevin Zhang, Esq.
Davis Polk & Wardwell LLP